UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

GENERAL SHAREHOLDERS’ MEETING

CALL NOTICE

The Board of Directors of Petróleo Brasileiro SA -  Petrobras convenes the Company's shareholders to meet at General Shareholders’ Meeting on April 27, 2020, at 3:00 p.m., in the auditorium of the Headquarters Building, Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in place of the previously announced date of 22 April 2020, in order to deliberate on the following matters:

General Shareholders’ Meeting

I.

To analyze management's accounts, examination, discussion and voting of the Management Report and the Company's Financial Statements, accompanied by the report of the independent auditors and the Fiscal Council's Report, for the fiscal year ended December 31, 2019;

II.	Capital budget proposal for the 2020 fiscal year;

III.	Proposal for 2019 fiscal year results destination;

IV.

Election of eleven (11) members of the Board of Directors, of which 1 (one) is appointed by the Company's employees, 1 (one) by minority shareholders, in the separate election process (if a larger number does not fit them by the multiple voting process) and 1 (one) by the holders of preferred shares, also in the separate election process;

V.	Election of Chairman of the Board of Directors;

VI.

Election of five (5) members of the Fiscal Council, of which one (1) is appointed by minority shareholders and one (1) by the holders of preferred shares, both through the separate election process and respective substitute; and

VII.	Establishment of the compensation of Management, members of the Fiscal Council and members of the Statutory Advisory Committees to the Board of Directors.

The minimum percentage of interest in the capital stock required to request the adoption of the multiple vote for the election of the members of the Board of Directors at the General Shareholders’ Meeting is 5% (five percent) of the voting capital, as per CVM Instruction nº165 of December 11, 1991 and with amendment as per CVM nº282, of June 26, 1998. The option to request the adoption of the multiple vote process should be exercised under the terms established in paragraph 1 of article 141 of Law 6404, of December 15, 1976.

The shareholders holding preferred shares that may be constituted with the right to elect at the General Shareholders’ Meeting, in a separate vote, a representative of this class of shares to be a member of the Board of Directors, shall jointly represent at least 10% (ten percent) of the share capital, in addition to proving the uninterrupted ownership of the shareholding since January 27, 2020.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Any person present at the General Meeting must evidence his/her status of shareholder, under article 126 of Law No. 6404, of December 15, 1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By-law, upon presentation of the following documents:

i)	Representative’s ID;
ii)	Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy);
iii)	Copy of the contract/by-laws of the represented or the fund's regulations, if applicable;
iv)	Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable.

It is requested that the shareholders represented by attorneys file, within at least three business days in advance, the documents listed above in room 1803 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the General Meeting, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meeting will be held.

In case of stock lending, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties.

The Company informs that the instructions for distance voting, which is dealt with in CVM Instruction No. 481, of December 17, 2009, as well as the requirements, impediments and documentation that must be presented to appoint members to the Boards of Directors and Fiscal Council are included in the Manual of the General Meeting.

All documents concerning the matters to be voted at the General Shareholders’ Meeting will be available in room 1803 (Shareholder Service Center) of the Petrobras’ registered office, and on the websites of the Company (http://www.petrobras.com.br/ir) and the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br), under CVM Instruction No. 481, of December 17, 2009.

Rio de Janeiro, March 25, 2020.

Eduardo Bacellar Leal Ferreira

Chairman of Board of Directors

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer